[D.R. HORTON, INC. LETTERHEAD]

June 21, 2012

VIA FEDERAL EXPRESS DELIVERY AND EDGAR

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	D.R. Horton, Inc.

Form 10-K for the Year Ended September 30, 2011

Filed November 17, 2011

Form 10-Q for the Period Ended December 31, 2011

Filed January 27, 2012

Form 10-Q for the Period Ended March 31, 2012

Filed April 23, 2012

Response dated May 24, 2012

File No. 1-14122

Dear Mr. Decker:

On behalf of D.R. Horton, Inc. (the “Company”), I am writing in response to your letter dated June 5, 2012, setting forth the additional comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings for the Company. For your convenience, the full text of each of the Staff’s comments is reproduced below together with the Company’s responses thereto.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2011

Financial Statements

Note K – Commitments and Contingencies, page 89

Insurance and Legal Claims, page 89

1.	We note your response to comment one from our letter dated March 13, 2012. We have the following comments in this regard:

(a)	You indicate that the vast majority of your reserves related to construction defect matters. Please specifically indicate how much of the reserve is related to construction defect matters. You may consider providing the percentage that is related to construction defect matters.

Securities and Exchange Commission

June 21, 2012

Response: As of September 30, 2011, December 31, 2011 and March 31, 2012, 99% of our reserves for legal claims related to construction defect matters. In future filings, we will specifically indicate how much of our reserves for legal claims relate to construction defect matters, using either percentages or dollar amounts.

(b)	You indicate that you will include the rollforward in your Form 10-K for the year ended September 30, 2012. Please include this rollforward in your future filings including your interim filings, as well.

Response: We will include a rollforward of the balance of our reserves for legal claims as described in our letter dated May 24, 2012 in our Form 10-Q for the period ended June 30, 2012, our Form 10-K for the year ended September 30, 2012 and in each of our future filings, including interim filings.

(c)	You indicate that you will disclose the bulleted information provided in response to comment 1(c) in future filings on Form 10-K. Please provide this information in your interim filings, as well.

Response: We will include disclosures related to our reserves for legal claims that address the first six bulleted items in our response to comment 1(c) in each of our future filings, including interim filings. With regard to the final bulleted item, we will continue to include a sensitivity analysis of the key assumptions used to estimate our construction defect reserves in our annual disclosure of our Critical Accounting Policies in the MD&A of our Form 10-K as we have in prior years, in accordance with the guidance in Section V of FRR-72 (release No. 33-8350) and FRP Section 501.14. If material changes to our assumptions used or reserve levels occur that would cause a material change in the sensitivity analysis during an interim period, we will update the sensitivity analysis and include it in our disclosures in the appropriate interim filing.

(d)

In your critical accounting policy for legal claims and insurance, you have provided the impact of a 10% increase or decrease in the claim rates and the average cost per claim on your reserves, receivables and expense. You indicate, however, that you are unable to provide disclosure of the specific number of individual claims of construction defect matters pending at each balance sheet date or the number of individual claims filed, dismissed, settled or otherwise resolved during a reporting period, due to significant variations, inconsistencies and uncertainties in how such claims originate and change over time and how they are managed and resolved in your business. These variations, inconsistencies and uncertainties appear to be impediments to determining your estimated reserve rather than providing detailed claim activity. Furthermore, since it appears that you have the ability to estimate the impact of changes in certain assumptions, including

Securities and Exchange Commission

June 21, 2012

claim rates and average cost per claim, regarding your construction defect matters, please disclose the number of claims of construction defect matters pending at each balance sheet, the number of claims filed for each period presented, the number of claims dismissed, settled or otherwise resolved for each period and the average settlement cost per claim. We note that historical trends in construction defect claims may be inconsistent, however, we continue to believe that this information is important to investors in determining your historical and expected trends. Please show us supplementally what your revised disclosures will look like.

Response: We are able to estimate our reserves for legal claims and the impact from changes in certain reserve assumptions without detailed tracking of the aggregate number of pending construction defect claims and claim activity for each reporting period because our estimated construction defect reserves for both existing claims (pending claims) and anticipated future claims are primarily based on long-term historical data and trends regarding the frequency of claims incurred and the costs to resolve claims relative to our types of products and markets where we operate. Also, as disclosed in Note L of our Form 10-Q for the period ended March 31, 2012, reserves for existing claims represent a minority of our total construction defect reserves and there are no individual existing claims that are material to our financial statements. Therefore, changes in pending claims and claim activity do not significantly impact estimated reserves or our ability to estimate the impact of changes in certain reserve assumptions in the short term.

We continue to believe that our construction defect claims do not correspond with the circumstances described in the Interpretive Response to Question 3 of SAB Topic 5:Y, which states:

“If the contingency involves a large number of relatively small individual claims of a similar type, such as personal injury from exposure to asbestos, disclosure of the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim may be necessary.”

As described in more detail in our May 24, 2012 response, there are significant variations among construction defect claims with respect to the nature, type and severity of the alleged defects and damages, which results in a wide range of possible costs to resolve each of our claims. We believe our construction defect claims are not of a similar type, so we continue to believe that disclosures of the number of claims pending and claim activity as described in Question 3 of SAB Topic 5:Y are not necessary.

We continue to confirm that there are significant challenges to our ability to precisely and consistently define and track the aggregate number of pending construction defect claims and periodic claim activity, due to the unique and varied characteristics of each construction defect claim and the significant variations, inconsistencies and uncertainties in

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June 21, 2012

how construction defect claims originate, change, and how they are managed and resolved, as described in more detail in our May 24, 2012 response. We also continue to confirm that we do not perform detailed tracking of the aggregate number of pending construction defect claims nor the periodic aggregate claim activity, as we do not use such aggregate statistical information to manage our business or handle our construction defect claims.

Based on the information above and in our May 24, 2012 response, we continue to believe that disclosures of our number of pending construction defect claims and periodic claim activity are not necessary and would be of limited benefit to investors. As a point of reference, to our knowledge no analyst, investor or creditor has ever requested this information from us. However, due to the continued requests of the Staff, we will develop and implement new processes to define, track and report the aggregate number of existing construction defect claims that are pending as of each balance sheet date and the related periodic claim activity on a prospective basis, and we will develop new disclosures to address the Staff’s request.

Please note that our construction defect claim activity is likely to be inconsistent from period to period, so the claim statistics in these new disclosures may fluctuate significantly and may not be indicative of short term or longer term trends. The claim statistics for a reporting period may not correlate with changes in the balance of our reserves for legal claims during the same period, because the majority of our construction defect reserves relates to anticipated future claims that are estimated based on long-term data, and we incur costs associated with resolution of claims, such as attorneys’ fees, over extended periods prior to the resolution of the related claims.

We have begun to develop the new processes and data definitions that will be necessary to provide the information for these new disclosures. Based on our efforts thus far, we have determined that some terms and information in our disclosures will need to differ slightly from those described in Question 3 of SAB Topic 5:Y to allow us to ensure the reliability of the statistical claim data that we will report. Our disclosures will refer to new claims received rather than claims filed, since construction defect claims originate and evolve in numerous formal and informal ways and many claims are not received through a defined filing process. Also, we will report our total costs of the claims resolved during the period rather than the average settlement cost per claim, because computed averages of settlement costs per claim based on short-term periodic activity can be misleading due to the significant variations in the nature of individual construction defect claims and inconsistencies in claim activity.

As part of these new detailed tracking processes, we will be required to apply judgment to determine the number of existing construction defect claims that are pending at each balance sheet date and the number of new claims received, claims resolved and the total costs of claims resolved for each reporting period. Accordingly, we may determine it is appropriate to report rounded amounts or utilize such terms as “approximately” or “about” in these disclosures due to the inherent limitations in tracking such imprecise statistical non-financial data as of a specific date and for a specific period of time.

Securities and Exchange Commission

June 21, 2012

Due to the significant challenges associated with these efforts, we estimate that it will take several months to develop, implement and test the new tracking processes to an adequate and consistent standard before we will be able to rely on these processes to produce reliable statistical data regarding existing pending claims and claim activity for each reporting period. We expect that reliable data regarding the number of existing pending claims will not be available until September 30, 2012. Consequently, we propose to the Staff that we would begin disclosing the number of pending construction defect claims as of September 30, 2012 and the periodic activity of our construction defect claims for periods following September 30, 2012. In our 2012 Form 10-K, we would report the number of existing construction defect claims that are pending as of September 30, 2012. In our Form 10-Q for the period ending December 31, 2012 and in each subsequent filing, we would report the number of existing construction defect claims that are pending as of each balance sheet date, and the number of new claims received, claims resolved and the total costs of resolved claims for our fiscal 2013 reporting periods. We would begin reporting prior year comparable claim activity in our Form 10-Q for the period ending December 31, 2013 and in all interim and annual filings thereafter. We appreciate the Staff’s consideration of our proposed timeline and approach for these new disclosures.

We will develop our new disclosures concurrently with our implementation of our new tracking processes and our review of the statistical claim data that they produce. We currently expect the form of these new disclosures to be similar to the paragraph below, except that the number of existing pending claims and claim activity for dates and periods prior to September 30, 2012 would not be reported in any future filings.

As of [current balance sheet date], [###] existing construction defect claims were pending, and during the period ended [current balance sheet date], we received [###] new construction defect claims and resolved [###] construction defect claims for a total cost of [$$$]. As of [prior balance sheet date], [###] existing construction defect claims were pending, and during the period ended [prior balance sheet date], we received [###] new construction defect claims and resolved [###] construction defect claims for a total cost of [$$$].

Securities and Exchange Commission

June 21, 2012

2.	We have completed our review of your response to comment seven from our letter dated February 8, 2012. We have no further comment regarding your conclusion that the out-of-period adjustment was not material to your prior fiscal years or to the first quarter results of fiscal 2011. However, we believe that you should improve your disclosures surrounding this out-of-period adjustment. Please provide the following:

(a)	In your Form 10-Q for the period ended June 30, 2012, please enhance your disclosures in MD&A to discuss the out-of-period adjustment when you discuss your results for the nine months ended June 30, 2012 as compared to your results for the nine months ended June 30, 2011. Your disclosure should discuss your out-of-period adjustment similar to your discussion of other unusual items such as impairments, homebuyer tax credits and tax benefits. Please note that this out-of-period adjustment is one of the reasons that your second quarter 2011 results will be skewed from what might be expected to occur in the future.

Response: In the MD&A disclosures in our Form 10-Q for the period ended June 30, 2012, we will discuss the out-of-period adjustment when we discuss our results for the nine months ended June 30, 2012 as compared to our results for the nine months ended June 30, 2011.

(b)	In your Form 10-K for the year ended September 30, 2012, please also enhance your disclosures in MD&A to discuss the out-of-period adjustment when you discuss your results for the year ended September 30, 2011. Please also disclose the out-of-period adjustment in the 2011 quarterly data in your 2012 Form 10-K.

Response: In the MD&A disclosures in our Form 10-K for the year ended September 30, 2012, we will discuss the out-of-period adjustment when we discuss our results for the year ended September 30, 2011. We will also disclose the out-of-period adjustment in the 2011 quarterly data in our 2012 Form 10-K.

Securities and Exchange Commission

June 21, 2012

If you have any questions or comments regarding this filing, please contact Bill W. Wheat, Executive Vice President and Chief Financial Officer of the Company, by telephone at (817) 390-8200 or by email at bwheat@drhorton.com.

Thank you for your attention.

Very truly yours,

/s/ BILL W. WHEAT

Bill W. Wheat

cc:	Ernest Greene, Staff Accountant

Jeanne Baker, Assistant Chief Accountant

Thomas B. Montano, Esq., D.R. Horton, Inc.

Richard M. Russo, Esq., Gibson, Dunn & Crutcher LLP